Tanzanian Gold Corporation

Suite 202, 5626 Larch Street

Vancouver BC Canada V6M 4E1

August 28, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Dougherty

Re:	Tanzanian Gold Corporation
Registration Statement on Form F-3 (No. 333-248210)
Request for Acceleration
	Requested Date:	September 1, 2020
	Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

Tanzanian Gold Corporation hereby requests that the effective date of its Registration Statement on Form F-3 (File No. 333-248210) be accelerated so that the same will become effective at 4:30 p.m., Eastern Time, on September 1, 2020, or as soon thereafter as practicable.

If you have any questions regarding this request, please call our counsel Daniel B. Eng of Lewis Brisbois at (415) 262-8508.

Very Truly Yours,
Tanzanian Gold Corporation

/s/ James Sinclair
James Sinclair,
Executive Chairman